EXHIBIT 99.1

Hut 8 receives Court approval for a stalking horse bid for four natural gas power plants and the North Bay Bitcoin mine

Hut 8 seeking to become a vertically integrated mining operation and expand into energy operations, enhancing its infrastructure portfolio

TORONTO, Nov. 3, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or the "Company") one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure providers, today announced that the Ontario Superior Court of Justice (Commercial List) (the "Court") has approved a stalking horse bid (the "Stalking Horse Bid") as part of the previously announced support agreement (the "Support Agreement") with Macquarie Equipment Finance Ltd. ("Macquarie"), a subsidiary of Macquarie Group Limited, a global financial services group.

In connection with the Stalking Horse Bid, the Court has also approved the implementation of a sale and investment solicitation process (the "SISP") to be carried out by KSV Restructuring Inc. The SISP is being conducted in respect of the sale of certain assets of Validus Power Corp. ("Validus") and the assets and operations of certain Validus' subsidiaries (collectively, the "Validus Entities").

If the Stalking Horse Bid is ultimately declared the successful bid in the SISP, as further approved by the Court, and completed in accordance with its terms, a new Ontario subsidiary of the Company ("BidCo") will become the owner of the assets of certain Validus Entities.  Macquarie will receive a minority equity interest in BidCo of approximately 20% and a subsidiary of Hut 8 will be the majority owner with the remaining approximately 80%. On completion of the Stalking Horse Bid in accordance with the SISP, BidCo would acquire, free and clear of any encumbrances (excluding certain permitted encumbrances) four natural gas power plants located in Ontario:

  40 MW facility in Kapuskasing
  110 MW facility in Kingston
  120 MW facility in Iroquois Falls
  40 MW facility and Bitcoin mine in North Bay

A transaction agreement in respect of the Stalking Horse Bid will be made available on the Company's corporate profile on www.sedarplus.ca.

Completion of the Stalking Horse Bid would also include a new secured funding arrangement with Macquarie and BidCo in the form of an operating lease facility. The completion of the Stalking Horse Bid is also expected to result in the full and final resolution of all litigation claims and counterclaims currently pending between Hut 8 and certain Validus Entities.

"If our bid to acquire four natural gas facilities in Ontario totalling 310 MW from Validus is successful, we anticipate that the strategic addition of these assets would position Hut 8 as a vertically integrated mining operation, allow us to utilize idle infrastructure and machinery, and provide access to energy pricing certainty," said Hut 8 CEO Jaime Leverton. "The facilities are also expected to give us the optionality to pursue revenue generating activity including selling energy to the market, mining Bitcoin, and powering high-demand HPC applications like AI, which is not only in keeping with our infrastructure-first strategy, but also affords us very compelling flexibility ahead of the halving."

Completion of the Stalking Horse Bid is conditional on a number of factors, including: (i) the Stalking Horse Bid being declared the successful bid in the SISP; (ii) the Court issuing an approval and vesting order in respect of the Stalking Horse Bid, and (iii) the satisfaction of standard conditions to closing. In limited circumstances under the SISP, the Court may approve an alternative restructuring proposal, in which case a portion of any break fee and expense reimbursement will be paid to BidCo. Subject to the conditions outlined above, and the terms and conditions of the SISP, completion of the Stalking Horse Bid is expected to occur in Q4 of 2023.

About Hut 8

Through innovation, imagination, and passion, Hut 8's seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8's infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, AI, machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally. For more information, visit www.hut8.com and follow us on X (formerly known as Twitter) at @Hut8Mining.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to the timing and completion (if at all) of the Stalking Horse Bid, statements with respect to the SISP, the rationale and expected benefits of the proposed transaction, the terms of any new secured funding arrangement with Bidco and the expected resolution of litigation claims between Hut 8 and certain Validus Entities.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

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SOURCE Hut 8 Mining Corp

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For further information: Hut 8 Investor Relations: Sue Ennis, sue@hut8.io; Hut 8 Media Relations: Erin Dermer, erin.dermer@hut8.io

CO: Hut 8 Mining Corp

CNW 06:45e 03-NOV-23